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                                                            Page 1 of 11 Pages
                                              Exhibit Index Appears on Page 10
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*
                                            --

                        NATURE'S SUNSHINE PRODUCTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   639027101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Thomas W. Smith
                              323 Railroad Avenue
                              Greenwich, CT 06830
                              203-661-1200
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 8, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP NO. 639027101                                           PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Thomas W. Smith
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00 (Funds of Managed Accounts), PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           121,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,270,245
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    121,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,270,245
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,391,245
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 639027101                                          Page 3 of 11 Pages

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Thomas N. Tryforos
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00 (Funds of Managed Accounts), PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           6,022
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,270,245
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    6,022
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,270,245
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,276,267
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 4 of 11 Pages


ITEM 1. SECURITY AND ISSUER.

                  This statement relates to the common stock, without par value (the "Common Stock") of Nature's Sunshine Products, Inc., a Utah corporation whose principal executive offices are located at 75 East 1700 South, Provo, Utah 84606.

ITEM 2. IDENTITY AND BACKGROUND.

                  (a) - (f) This statement is filed jointly by Thomas W. Smith and Thomas N. Tryforos (the "Reporting Persons"), each of whom is a private investment manager with a business address at 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has either of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.

                                                              Page 5 of 11 Pages


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  An aggregate of $28,500,303.51 of the funds of the Managed Accounts (as hereinafter defined), $2,091,191.80 of the personal funds of Mr. Smith, and $132,940.83 of the personal funds of Mr. Tryforos were used to purchase the shares reported herein.

ITEM 4. PURPOSE OF TRANSACTION.

                  As set forth in Item 5, Mr. Smith beneficially owns 1,291,245 shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts"), and Mr. Tryforos beneficially owns 1,270,245 shares in his capacity as investment manager for four of the Managed Accounts. In addition, Mr. Smith owns 100,000 shares of Common Stock for his own account and Mr. Tryforos owns 6,022 shares of Common Stock for his own account (the "Personal Shares"). The Managed Accounts consist of three private investment limited partnerships of which each of the Reporting Persons is a general partner, an employee profit-sharing plan of a corporation of which Mr. Smith is the sole stockholder (for which the two Reporting Persons are trustees), a private investment general partnership of which Mr. Smith is a general partner, and a family member of Mr. Smith. Each of the Reporting Persons has acquired beneficial ownership of the Managed Accounts' Shares for the purpose of achieving the investment policies of the Managed Accounts; and Mr. Smith and Mr. Tryforos have acquired their respective Personal Shares for investment purposes. Depending upon market conditions, evaluation of

                                                              Page 6 of 11 Pages


alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number and percentage (based upon information included in the Form 10-Q filed by the issuer for the quarter ended September 30, 1996 that 18,977,889 shares of Common Stock were outstanding as of October 31, 1996) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith -- 1,391,245 shares (7.4%); Mr. Tryforos -- 1,276,267 shares (6.7%). All of such shares are held in the Managed Accounts, except for Personal Shares.

                  (b) Mr. Smith has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 121,000 shares of Common Stock. Mr. Tryforos has the sole power with respect to 6,022 shares of Common Stock. Each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,270,245 shares of Common Stock.

                                                              Page 7 of 11 Pages


                  (c) During the 60 days preceding the date hereof, the Reporting Persons purchased an aggregate of 1,291,245 shares of Common Stock on behalf of the Managed Accounts in open market transactions on the over-the-counter market as follows:

                                  NUMBER OF SHARES
DATE OF PURCHASE                      PURCHASED                   PRICE PER SHARE
----------------                  -----------------               ---------------
  9/26/96                               11,000                       $17.00
  10/8/96                               74,000                        21.1210
  10/9/96                               24,000                        21.3438
  10/9/96                                3,845                        21.3750
  10/10/96                              30,000                        21.7080
  10/10/96                               8,600                        21.8009
  10/11/96                              13,900                        22.7370
  10/11/96                               7,000                        22.8214
  10/14/96                              17,500                        22.9640
  10/14/96                              26,400                        22.8778
  10/15/96                              61,200                        23.6786
  10/15/96                              15,000                        23.7708
  10/16/96                              23,500                        23.5000
  10/17/96                              10,000                        23.4680
  10/18/96                              39,000                        22.1939
  10/18/96                              86,500                        22.1168
  10/21/96                              34,400                        22.4181
  10/22/96                               3,400                        22.1471
  10/23/96                              10,000                        22.2500
  10/23/96                              13,400                        22.1763
  10/24/96                              10,000                        22.5625
  10/24/96                              56,400                        22.5563
  10/25/96                              10,000                        22.5000
  10/30/96                               7,400                        20.6047
  10/31/96                               8,400                        20.7396
  11/1/96                               89,000                        23.0660
  11/4/96                                5,000                        22.3750
  11/4/96                               18,000                        22.3687
  11/5/96                               10,000                        21.4019
  11/5/96                               38,800                        21.6650
  11/6/96                               19,500                        21.2110
  11/7/96                               93,500                        21.0220
  11/8/96                               27,500                        21.0970
  11/8/96                               11,900                        21.1250
  11/11/96                              20,500                        21.8750
  11/11/96                              79,000                        21.7360
  11/12/96                             102,600                        22.0900
  11/12/96                             146,100                        22.0366
  11/13/96                              15,000                        22.1250
  11/15/96                              10,000                        20.4587

                                                              Page 8 of 11 Pages


In addition, Mr. Smith purchased 12,600 shares on October 2, 1996, 14,500 shares on October 3, 1996, 19,000 shares on October 7, 1996 and 53,900 shares on October 12, 1996 at prices of $18.6176, $19.1828, $20.2993 and $22.0366 per share, respectively, and Mr. Tryforos purchased 1,622 shares on November 12, 1996 at $21.9375 per share and 4,400 shares on November 12, 1996 at $22.0900 per share.

                  (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Accounts' Shares.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as otherwise set forth in this statement, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person with respect to any securities of the issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  1. Agreement relating to the joint filing of Statement on
Schedule 13D dated November 18, 1996 as required by Rule 13d-1(f).

                                                              Page 9 of 11 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 18, 1996

                                              /s/ Thomas W. Smith
                                           _____________________________________
                                                Thomas W. Smith


                                              /s/ Thomas N. Tryforos
                                           _____________________________________
                                                Thomas N. Tryforos

                                                             Page 10 of 11 Pages


                                  EXHIBIT INDEX



                                                            SEQUENTIALLY
DOCUMENT                                                    NUMBERED PAGE
--------                                                    -------------


99.1       Agreement relating to the joint                       11
           filing of Statement on Schedule
           13D dated November 18, 1996 as
           required by Rule 13d-1(f).